K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

July 31, 2020
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Sonny Oh Christina DiAngelo Fettig

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-239598 Registration Statement on Form N-14
Dear Mr. Oh and Ms. Fettig:
On behalf of the Trust, we submit this letter in response to additional comments received via email on July 31, 2020 from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”), and by telephone on July 31, 2020, from Sonny Oh of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Global Trust, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Global Equity Trust (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), also a series of the Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 1, 2020, accession no. 0001133228-20-004248.
With respect to comments received from Mr. Oh and Ms. Fettig, the Trust responds as follows:
Comment 1 — Please confirm that changes responsive to the staff’s additional comments on the Registration Statement will be made in a Rule 497 definitive filing.
Response to Comment 1 — The Trust confirms that it will make changes responsive to all of the staff’s additional comments in a Rule 497 definitive filing. In addition, the Trust has included changed pages of the Registration Statement reflecting responses to the staff's comments in Appendix A, hereto.
_____________________________________________________

Securities and Exchange Commission
July 31, 2020

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above response to the staff’s additional comments. If you have any questions, please contact me at (617) 951-9053.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes
cc:	Betsy Anne Seel, Assistant Secretary of the Trust
Harsha Pulluru, Assistant Secretary of the Trust

Securities and Exchange Commission
July 31, 2020

Appendix A

Registration Statement Changed Pages